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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                          BRUNSWICK TECHNOLOGIES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   117394 10 6
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  117394 10 6                         Page     2     of     7     Pages
                                       13G
------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only)

                        North Atlantic Venture Fund, L.P.

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  / /

                                                      (b)  /X/
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------- ------------------------------------------------------------------------
3       SEC USE ONLY

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4       CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
------------------ ------ ------------------------------------------------------
                   5      SOLE VOTING POWER
    NUMBER OF
                                     262,274
     SHARES
                   ------ ------------------------------------------------------
                   ------ ------------------------------------------------------
  BENEFICIALLY     6      SHARED VOTING POWER

    OWNED BY                            0

      EACH
                   ------ ------------------------------------------------------
                   ------ ------------------------------------------------------
                   7      SOLE DISPOSITIVE POWER
    REPORTING
                                     262,274
     PERSON
                   ------ ------------------------------------------------------
                   ------ ------------------------------------------------------
      WITH         8      SHARED DISPOSITIVE POWER

                                        0
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     262,274
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                      / /

------- ------------------------------------------------------------------------
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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      5.1%
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON

                                       PN
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         Item 1(a).                 Name of Issuer

                                    Brunswick Technologies, Inc.

         Item 1(b).                 Address of Issuer's Principal Office

                                    43 Bibber Parkway
                                    Brunswick, Maine  04011

         Item 2(a).                 Name of Person Filing

                                    North Atlantic Venture Fund, L.P.

         Item 2(b).                 Address of Principal Business Office, or if
                                    None, Residence

                                    70 Center Street
                                    Portland, Maine  04101

         Item 2(c).                 Citizenship

                                    United States of America

         Item 2(d).                 Title of Class of Securities

                                    Common Stock

         Item 2(e).                 CUSIP Number

                                    117394 10 6

         Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)[ ]     Broker or Dealer registered under Section 15 of the Act
(b)[ ]     Bank as defined in Section 3(a)(6) of the Act.
(c)[ ]     Insurance Company as defined in Section 3(a)(19) of the Act.
(d)[ ] Investment Company registered under Section 8 of the Investment Company Act.
(e)[ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
(f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
           Retirement Income Security Act of 1974 or
           Endowment Fund; See Rule 13d-1(b)(1)(ii)(F).


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(g)[ ]     Parent Holding company, in accordance with Rule 13d-1(b)(ii)(G)
           (Note: See Item 7)
(h)[ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

         Item 4.                    Ownership

                                    If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                                    (a)  Amount Beneficially Owned:     262,274*

                                    (b)  Percent of Class:                  5.1%

                                    (c)  Number of shares as to which such
                                         persons has:

                                         (i)  sole power to vote or to
                                              direct the vote:          262,274*
                                         (ii)  shared power to vote or
                                               to direct the vote:           -0-
                                         (iii)  sole power to dispose or
                                                to direct the
                                                disposition of:         262,274*
                                         (iv)  shared power to dispose
                                                or to direct the
                                                disposition of:              -0-

                                    *NOTE: The shares are beneficially owned by North Atlantic Venture Fund, L.P. ("NAVF"). North Atlantic Capital Partners, L. P. ("NACP") is the sole general partner of NAVF. Messrs. David M. Coit and Gregory B. Peters, partners of NACP, hold voting and dispositive control over the shares and have each filed an individual Schedule 13G with respect to the shares. Messrs. Coit and Peters each disclaim beneficial ownership of the shares, except to the extent of their pecuniary interests therein.

         Item 5.                    Ownership of Five Percent or Less of
                                    a Class.

                                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


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         Item 6.                    Ownership of More than Five Percent on
                                    Behalf of Another Person.

                                    If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                                            Inapplicable

         Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                                    If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                                            Inapplicable

         Item 8. Identification and Classification of Members of the Group.

                                    If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                                            Inapplicable

         Item 9.                    Notice of Dissolution of Group.

                                    Notice of dissolution of a group may be
                                    furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on


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                                    will be filed, if required, by members of
                                    the group, in their individual capacity.
                                    (See Item 5).

                                            Inapplicable

         Item 10.                   Certification.

                                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    NORTH ATLANTIC VENTURE FUND, L.P.

                                    BY:

                                    Signature:       /s/ David M. Coit
                                              -----------------------------
                                    Name/Title:  David M. Coit
                                               ----------------------------
                                    Date:   February 12, 1998
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